UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

(Amendment No. 3)

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

MEDBOX, INC.

(Exact name of registrant as specified in its charter)

Nevada	45-3992444
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8439 West Sunset Blvd., Suite 101 West Hollywood, CA 90069	90069
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 762-1452

Securities to be registered under Section 12(b) of the Act:

Title of each class To be so registered	Name of exchange on which each class is to be registered
None	N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock, $0.001 par value

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if smaller reporting company)	Smaller reporting company	☒

Explanatory Note

This Amendment No. 3 to Medbox, Inc.’s General Form for Registration of Securities on Form 10, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 21, 2014, as amended on March 31, 2014 and May 13, 2014 (collectively, the “Original Filing”), includes restated audited consolidated financial statements for the years ended December 31, 2012 and 2013 that were previously included in the Original Filing.

The previously issued audited consolidated financial statements of the Company have been restated to correct errors relating to (i) the timing of recognition of certain revenues for certain customer contracts prior to the period in which they were earned, (ii) recognition of investments from related parties as capital contributions, and (iii) improper capitalization of inventory costs. See Note 15 to the Company’s audited consolidated financial statements included in “Item 15. Exhibits and Financial Statement Schedules” of this report and the information set forth in “Item 2. Financial Information” for additional information. The Company also plans to promptly restate its unaudited condensed consolidated financial statements as of and for the quarterly periods ended March 31, June 30 and September 30, 2014 and for the corresponding periods of the previous year.

The Company has amended and restated in its entirety each item of the Original Filing that required a change to reflect this restatement and to include certain additional information. These items include Item 2 and Item 15 of this report. No other information included in the Original Filing is amended hereby.

Except as stated above, this Amendment speaks only as of May 13, 2014 (the “Original Filing Date”), and this filing has not been updated to reflect any events occurring after such date or to modify or update disclosures affected by other subsequent events. In particular, forward-looking statements included in this Amendment represent management’s views as of the Original Filing Date. Such forward-looking statements should not be assumed to be accurate as of any future date. This Amendment should be read in conjunction with the Company’s other filings made with the SEC subsequent to the Original Filing Date, together with any amendments to those filings.

As previously disclosed in the Company’s Current Reports on Form 8-K filed on December 30, 2014 and March 9, 2015, respectively, the Company’s consolidated financial statements previously included in the Original Filing, quarterly financial information for the years ended December 31, 2012 and 2013 and the unaudited condensed consolidated financial statements as of and for the first three quarterly periods of 2014 should not be relied upon.

MEDBOX, INC.

GENERAL FORM FOR REGISTRATION OF SECURITIES ON FORM 10

(Amendment No.  3)

		Page
Item 2.	Financial Information	1
Item 15.	Exhibits and Financial Statement Schedules	14

i

Item 2.	Financial Information

MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward Looking Statements

This document contains certain forward-looking statements as defined by federal securities laws. For this purpose, forward-looking statements are any statements contained herein that are not statements of historical fact and include, but are not limited to, those preceded by or that include the words, “estimate”, “could”, “should”, “would”, “likely”, “may”, “will”, “plan”, “intend”, “believes”, “expects”, “anticipates”, “projected”, or similar expressions. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. The forward-looking information is based on various factors and was derived using numerous assumptions. For these statements, we claim the protection of the “bespeaks caution” doctrine. Such forward-looking statements include, but are not limited to:

•	statements regarding our anticipated financial and operating results, including increases in and anticipated sources of revenues, including when we expect to begin to receive continuing maintenance revenues with respect to our in-service machines;

•	statements regarding expected fees we will receive for our new “Platinum” consulting services;

•	predictions regarding the outcome of pending legal proceedings and the impact on us of pending legal proceedings;

•	statements regarding anticipated changes in costs and expenses;

•	hiring intensions;

•	statements regarding when we plan to start selling our subsidiary Vaporfection’s miVape product;

•	statements regarding management’s expectation with respect to our acquisition of Vaporfection International, Inc. producing more revenues during 2014;

•	statements regarding our goals, intensions, plans and expectations, including selling and marketing plans generally, the introduction of new products and services including the timing thereof, and markets and locations we intend to target in the future;

•	statements regarding expanded business opportunities in 2014;

•	statements regarding our expectation with respect to the potential issuance of performance shares in connection with our acquisition of Vaporfection;

•	our expectation that we will sell securities on our balance sheet;

•	expected uses of cash in 2014; and

•	statements with respect to having adequate liquidity.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	negative changes in public sentiment towards acceptance of the use of alternative medicines, or community resistance to the establishment of alternative medicine clinics;

•	changes in the pace of legislation legalizing the use of medical marijuana;

•	other regulatory developments that could limit the market for our products and services;

•	our ability to successfully integrate acquired entities;

•	competitive developments, including the possibility of new entrants into our primary market with growing acceptance of the use of medical marijuana;

•	the loss of key personnel; and

•	other risks discussed in this document.

All forward-looking statements in this document are based on information currently available to us as of the filing of this Registration Statement, and we assume no obligation to update any forward-looking statements other than as required by law.

Critical Accounting Policies and Estimates

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations section discusses our financial statements, which have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, accrued expenses, financing operations, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. In addition, these accounting policies are described at relevant sections in this discussion and analysis and in the notes to the financial statements included in this Registration Statement.

Fair Value of Financial Instruments: Pursuant to ASC No. 825, Financial Instruments, we are required to estimate the fair value of all financial instruments included on our balance sheets. The carrying value of cash, accounts receivable, other receivables, inventory, accounts payable and accrued expenses approximate their fair value due to the short period to maturity of these instruments.

Cash and Cash Equivalents: We consider all highly liquid investments with maturities of three months or less when purchased, to be cash equivalents.

Inventory: Inventories are stated at the lower of cost or market. Cost is determined on a standard cost basis that approximates the first-in, first-out (FIFO) method. Market is determined based on net realizable value. Appropriate consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value. The Company accumulates costs for the developing of new markets and charges them to the cost of revenues after finalizing work on the consulting agreements for specific market.

Accounts Receivable and Doubtful Accounts: Although a majority of our consulting clients are required to make immediate payment to begin services and to make subsequent payments upon our meeting contractual milestones, we are still subject to credit risk as we sometimes extend credit to our consulting clients (customers). For vaporizer product and accessory sales, we generally collect the sales price prior to shipment. Whenever we extend credit to our customers, mostly on an unsecured basis after performing certain credit analysis. Our typical terms are net 30 days. We periodically review the creditworthiness of our customers and provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on our assessment of the current status of individual accounts. Accounts still outstanding after we have used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable.

Revenue Recognition: The Company applies the revenue recognition provisions pursuant to ASC No. 605, Revenue Recognition, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The guidance outlines the basic criteria that must be met to recognize the revenue and provides guidance for disclosure related to revenue recognition policies.

Revenue is only recognized when the following four criteria are met: 1) persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) sales price is fixed and determinable and 4) collectability is reasonably assured. For multi-year contracts, including those for consulting services, with upfront payments made by customers, the upfront payments are recognized over the longer of the contract period or the customer relationship. For contracts that include multiple deliverables such as the build out of customer facilities, the Company recognizes revenue when a milestone is reached in the contract such as securing the location, delivery of dispensing machines or completion of the facility. The contract terms are broken down in specific milestones with specific attributable revenue to be earned upon successful completion of the milestone terms. (i.e. if a milestone is completing construction on a client dispensary, the condition for the revenue to be recorded is after issuance of a certificate of occupancy for the newly completed facility. The Company will record a specified amount of revenue attributable to this milestone based on the contract). Equipment sales not associated with a consulting contract are recognized as the product is shipped and title passes. Advance payments from clients in advance of work performed are recorded as customer deposits on the consolidated balance sheet.

An allowance for bad debt is established for any customer when their balance is deemed as possibly uncollectible.

Provisions for estimated returns and allowances, and other adjustments are usually provided in the same period the related sales are recorded. The Company will at times allow customers to receive full refunds should regulatory events prevent the customer from being able to operate his or her contracted location. The provision for returns as well as an allowance for doubtful accounts is included in the Company’s consolidated balance sheet as determined by management.

Cost of Revenues: Cost of revenue consists primarily of expenses associated with the delivery and distribution of our products and services. These include expenses related to the manufacture of our dispensary units, construction expense related to the customer dispensary, site selection and establishment of licensing requirements, and consulting expense for the continued management of the dispensary unit build out, server and security equipment, rent expense, energy and bandwidth costs, and support and maintenance costs prior to when the client moves in. We only begin capitalizing costs when we have obtained a license and a site for operation of a customer dispensary or cultivation center. The previously capitalized costs are charged to cost of revenue in the same period that the associated revenue is earned. In the case where it is determined that previously inventoried costs are in excess of the projected net realizable value of the sale of the licenses then the excess cost above net realizable value is written off to cost of revenues. In addition, cost of revenue related to our vaporizer line of products consists of direct procurement cost of the products along with costs associated with order fulfilment, shipping, inventory storage and inventory management costs.

Income Taxes: We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the expected future tax consequences of items that have been included or excluded in the financial statements or tax returns. Deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (“temporary differences”) at enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

In our interim financial statements we follow the guidance in ASC 270 “Interim Reporting” and utilized the expected annual effective tax rate in determining our income tax provision for the interim period.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the future generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and taxing strategies in making this assessment. Based on this assessment, management has established a full valuation allowance against all of the net deferred tax assets for each period, since it is more likely than not that all of the deferred tax assets will not be realized.

Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in the Company’s tax returns that do not meet these recognition and measurement standards. As of December 31, 2013 and 2012, no liability for unrecognized tax benefits was required to be reported. The guidance also discusses the classification of related interest and penalties on income taxes. Our policy is to record interest and penalties on uncertain tax positions as a component of income tax expense. No interest or penalties were recorded during the period ended December 31, 2013 and 2012.

As noted above, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Goodwill

First, the Company qualitatively evaluates annually the recoverability of identifiable intangible assets when events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to a significant decrease in the market value of an asset, a significant adverse change to the extent or manner in which an asset is used, or an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. Second, if management determines that full recovery may not occur, the Company then quantitatively measures the carrying amount of the asset against the estimated non-discounted future cash flows associated with it. Should the sum of the expected future cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. The Company acquired Vaporfection International, Inc. as of April 1, 2013 and evaluated the fair value of goodwill based on a projection of estimated future cash flows of the business. Key assumptions considered were the expected costs and selling prices of the Company’s current main product, the timing, costs and expected selling price of the Company’s product in development at the time of the purchase, expected marketing and sales costs and the general and administrative costs to run the business unit. There is a large amount of uncertainty surrounding how well the market will accept the Company’s newest product which if sales do not meet forecasted expectations could result in a significant decrease in the market value of the business unit and of the recorded value of goodwill. Currently the Company believes that the fair value of Vaporfection International, Inc. is substantially in excess of the carrying value. As of December 31, 2013, the Company’s management has determined that there has been no impairment losses associated with these assets.

Design costs and trademarks & patents are initially measured based on their fair values at time of purchase. The design costs and trademarks & patents are being amortized on a straight-line basis over the life of the trademarks and are stated at cost net of accumulated amortization.

Overview

We provide medicine-dispensing technology to clients who are involved in dispensing alternative medicine and conventional pharmaceuticals to end-users. Our systems provide control, accountability, and security. Since inception we have focused primarily on the medical marijuana marketplace. Based upon unsolicited inquiries from interested institutional entities we came to understand our technology could be applied to the broader pharmaceutical marketplace. While most individuals associate drug dispensing with pharmacies, whether freestanding or within a hospital setting, numerous other environments dispense pharmaceuticals and these organization, from urgent care facilities to drug rehabilitation, to hospice, to physician offices, to assisted living centers, to prisons, must wrestle with ways to make drugs available but control their distribution. Certain common pharmaceuticals are frequent targets for theft and misuse. Our products and services are directed to help these facility operators gain greater control over these drugs while allowing dispensing in a more economical and controlled manner.

We primarily generate revenues from the sale of our medicine dispensing system and refrigerated add-on device and the initial consulting services we provide to startup alternative medical marijuana clinics. While monthly maintenance and recurring consulting fees have been waived to date for existing completed contracts, beginning in July 2014 we expect that we will earn fees from ongoing maintenance and consulting services provided to the purchasers of our machines. The continued success of our primary business depends on states continuing to legalize the use of marijuana for medical purposes and, equally importantly, such states and the individual localities in such states, to the extent required by the applicable state legislation, adopting a corresponding process to license alternative medicine clinics to dispense the medical marijuana, as well as continuation of the current federal policy of not enforcing the federal prohibition on the use of marijuana in states that have legalized it.

Our current revenue model consists of the following income streams:

1. Gross profit margins on dispensary unit and vaporizer sales. We realize a gross profit margin per Medbox machine sold. Medbox machines retail for $25,000 for each machine (including the POS system). To date most sales have been system sales that include a refrigerated unit that works with the Medbox which retails for between $15,000 and $25,000 depending on competitive pressures. Gross margins on vaporizer sales and accessories are expected to initially average out to a net loss position due to the lower initial sales volume we expect due to having to restart the acquired company combined with an initial higher manufacturing cost prior to the cost reduction process that has been undertaken.

2. Consulting fee revenues. This revenue stream accounts for a significant portion of our current and anticipated future revenues and is negotiated at the time of the contract. In jurisdictions where there is intense competition for a limited number of licenses, we believe the Medbox model, with its incorporated security measures, promotes a distinct advantage in the application selection process in the states where an applicant is graded on the ability to demonstrate compliance.

3. Continuing maintenance revenue. Beginning in July 2014, we expect to begin billing for monthly ongoing support and equipment maintenance of varying amounts between $75 up to $495 per month per location in which our machines are installed, based on geographic area. These services include consulting, marketing support, and equipment maintenance.

Results of Operations

Year ended December 31, 2013 Compared to Year ended December 31, 2012

Financial Summary

Revenue increased $885,254 or 75.2%, to $2,062,083 for the year ended December 31, 2013, from $1,176,829 for the year ended December 31, 2012, primarily as a result of the completion of contracts for our Arizona customers. The increase was caused principally by recognition of revenue in 2013 that was deferred in 2012 for our Arizona contracts. Openings of Alternative Medicine Clinics (“AMC”) in Arizona were delayed by court action that was not resolved until 2013. During 2012, we were unable to recognize revenues from our Arizona clients due to year-end litigation in the Arizona courts after Arizona passed a medical marijuana law that provided for the permitting and operation of AMCs, which was then challenged in the courts by Arizona’s governor. This litigation froze our ability to complete our construction build outs and deliver Medbox machines to our clients in Arizona, and, as a result, we deferred recognition of revenue already received from these Arizona clients while the case was pending and the dispensary licensing program was on hold.

Our Vaporfection International, Inc. (“VII”) subsidiary contributed $144,439 of revenues during the twelve months ended December 31, 2013; there were no similar revenue in 2012.

The Company had a negative gross margin of $598,666 during 2013, operational costs of $3,195,679 eroded the result, to a pretax loss of $3,787,440, which is $2,209,203 greater than the previous year pretax loss of $1,758,237. Our gross profit decreased from $125,694 to a gross loss of $598,666 principally due to the cost of build outs for Arizona dispensaries that totaled $1.2 million that was expensed in 2013.

Our operating expenses increased from $1.9 million in 2012 to $3.2 million in 2013. Our operating expense increase for 2013 was primarily attributed to higher general and administrative expenses related to raising capital and regulatory compliance in connection with the filing of our Registration Statement on Form S-1, subsequently withdrawn, and the filing of our Form 10 registration statement in order to register our common stock under and become subject to the periodic reporting requirements of the Exchange Act. In addition, we incurred significant legal costs as we litigated on behalf of our Arizona clients to allow them to move forward with the dispensary licenses that the state of Arizona had awarded them. Additionally, our newly acquired subsidiary reported a net loss of $316,928 during the nine-month period from our acquisition of it on April 1, 2013 through December 31, 2013. All of the above factors contributed to an increase in the net loss from $1,758,237 in 2012 to $3,791,440 in 2013.

Revenue

Total revenues for the years ending December 31, 2013 and 2012 consisted of revenues from Medbox system sales, location build out fees and consulting fees. The increase of $900,000 from 2012 to 2013 was caused principally from the recognition of $1.3 million in revenue in 2013 that was deferred from 2012 for our Arizona contracts. As noted above, openings of AMCs in Arizona were delayed by court action that was not resolved until 2013. During 2012, we were unable to recognize revenues from our Arizona clients due to year-end due to litigation in the Arizona courts after Arizona passed a medical marijuana law that provided for the permitting and operation of AMCs, which was then challenged in the courts by Arizona’s governor. This litigation froze our ability to complete our construction build outs and deliver Medbox machines to our clients in Arizona, and, as a result, we deferred recognition of revenue already received from these Arizona clients while the case was pending and the dispensary licensing program was on hold. In addition, sales from our new VII subsidiary contributed $144,439 to total revenue during 2013; this business was acquired on April 1, 2013 and, as such, there were no similar revenues during 2012.

Cost of Revenues

Our cost of revenues includes systems costs for our systems sales and construction, build-out, license and permit fees on behalf of our clients for our consulting activities. Cost of revenues increased $1,609,614, or 153.1%, to $2,660,749 for the year ended December 31, 2013 from $1,051,135 during the year ended December 31, 2012, as a result of increased costs related to the build-out of locations for our clients due to delays in implementing the Arizona program discussed above and costs related to zoning and site acquisition during 2013. Costs of $260,000, accumulated for an unsuccessful effort to develop the market in Massachusetts, were included in cost of revenue for 2013.

Also, our newly acquired VII subsidiary contributed $222,372 to the total of costs of revenue during 2013. Cost of revenues as a percentage of revenues increased to 129.0% during the year ended December 31, 2013 from 89.3% during the year ended December 31, 2012, as a result of revenue generating construction costs incurred during the year ended December 31, 2013 related to the Arizona location build-outs and additional zoning and legal costs associated with new client consulting and location sourcing.

Operating Expenses

Selling, general and administrative expenses, which we refer to as “operating expenses,” consist of all costs incurred during the year other than cost of revenues. Operating expenses increased $1,316,696 or 70.1% to $3,195,680 for the year ending December 31, 2013 compared to $1,878,983 for the same period in 2012. The Company’s 2013 operational expenses consist of:

	2013				2012
2013 Operating Expenses	Consolidated	MDS	Medbox	VII	Consolidated
Selling and marketing	$664,383	625,776	5,500	33,107	806,221
Research & develop	$74,861	74,861	0	0	0
General and administrative	$2,456,435	1,099,162	1,178,802	178,472	1,072,762

Total Operating Expenses	$3,195,679	1,799,799	1,184,302	211,579	1,878,983

The largest component of the increase in operating expenses during 2013 compared to 2012 was the increase in general and administrative expenses, which increased $1,383,673 or 129.0%, to $2,456,435 The reasons for this increase are analyzed below under “General and administrative.”

Selling and marketing expenses totaled $664,383. In order to strengthen the MDS competitive advantage on the consulting market within the industry the Company had been developing a new tracking technology, for bio-metric chain of custody seed-to-sale tracking, for cultivation facilities. During 2013, the Company incurred $74,861 for the research and development of the tracking technology. There were no similar expenses in 2012. Management expects that selling and marketing expenses will grow significantly in 2014 as it expects significant expansion of business opportunities for MDS and VII in 2014 due to favorable changes in the industry, including expansion of medical and recreational marijuana into new U.S. jurisdictions. Also some additional advertising expenses are expected due to planned introduction by VII of the new miVape vaporizer during 2014.

Overall selling and marketing expenses decreased $141,838, or 17.59%, to $664,383 during the year ending December 31, 2013 compared to $806,221 during the year ending December 31, 2012. These expenses include professional public relations and promotion, purchased advertising, travel and entertainment and outside services for sales and marketing consultants and sales lead generation. The breakdown of sales and marketing expenses is presented in the table below:

	Consolidated	MDS	Medbox	VII
Public Relationship	$69,691	69,691
Consulting/Outside Services	$407,341	383,114		24,227
Advertising	$146,998	135,925	5,500	5,573
Other	$40,353	37,046		3,307

Total Sales & Marketing	$664,383	625,776	5,500	33,107

During 2013, we incurred $664,383 in Sales and Marketing costs a decrease of $141,838 or 17.6% from the comparable period in 2013. This reduction is partially due to recruitment of qualified and experienced consultants that account for $407,341 (or 61.3%) out of the total sales and marketing expense who did a better job of managing costs. Advertising expense for the year was due to promotional campaigns in specialized magazines and publications. Another factor in reduction of advertising costs were referrals and word-of-mouth advertising from our existing and growing clientele base.

Research and development consists of engineering work done on software enhancements of the Medbox technology along with development of new products at VII. In 2013, we invested in developing new tracking technologies for cultivation facilities that we intend to sell to clients as a package with their consulting agreement. In addition we believe that this software will give our clients a competitive advantage in the process of applying for licenses for cultivation facilities due to increased oversight and inventory tracking in all phases of management and operation of the facility through a biometric chain of custody of all cultivated products. Management expects that these costs will continue to increase during 2014 as we develop our new products, as discussed in “Item 1. Business.”

General and administrative expenses are those related to day-to-day activity and management. These expenses include legal, lobbying, accounting, payroll, consulting and other costs. General and administrative expenses increased $1,383,673 or 128.98 % for the year ending December 31, 2013 to $2,456,435 compared to $1,072,762 during the twelve months ended December 31, 2012. This increase eroded 93.18% of the Company’s gross profit. The significant increase in these costs during 2013 compared to 2012 is primarily related to significant legal and accounting expense incurred in preparing our Form S-1 and Form 10 registration statements. During the year we incurred approximately $91,000 in legal fees in connection with the preparation and filing of our Form S-1 and Form 10 registration statements; there were no such expenses in 2012. In order to comply with financial and reporting, corporate governance and internal control requirements for SEC reporting companies we incurred expenses for professional accounting services in the amount of $202,310 for the year ending December 31, 2013, this represents an increase of $25,346 or 14.32% from the previous year’s tally of $176,964 for the year ended December 31, 2012.

Due to the Company’s growth and development and the development of the industry itself, we hired additional 5 new experienced consultants during 2013. Employee costs, which includes compensation and benefit expenses, increased $172,907, or 96.1%, to $352,907 for the year ending December 31, 2013 compared to $180,000 during 2012.

During 2013 we incurred significant legal fees in connection with assisting our clients in Arizona in order to allow them to utilize the dispensary licenses that they were granted by the state following a legal challenge by the governor. We also incurred significant legal and accounting expenses during 2013 in connection with the preparation of this Form 10 and a registration statement on Form S-1 that was abandoned. In addition, we also incurred expenses of $184,167 to financial advisors.

We expect that general and administrative expenses will continue to increase during 2014 as we build out our infrastructure to comply with Exchange Act and SEC reporting rules and regulations.

Income Taxes

Because the company incurred a significant loss we didn’t record any tax provision for federal tax for the year 2013. We accrued $4,000 for the minimum state income tax.

Net Loss

As a result of the above factors, our net loss increased $2,033,203, or 115.6%, to $3,791,440 during the year ended December 31, 2013 from a net loss of $1,758,237 during the year ended December 31, 2012.

Balance Sheet Analysis

December 31, 2013 Compared to December 31, 2012

Assets

At December 31, 2013, our current liabilities exceed current assets by a ratio of 1:1.38 ($1,529,765/$2,104,590) and with zero long-term debt compared to December 31, 2012 values of current assets to current liabilities ratio of .94:1 ($2,485,156/$2,652,233). We have 7.0% of our total assets in accounts receivable as of December 31, 2013, and 14% of our total assets in Inventory. While it places a strain on our liquidity, total assets in accounts receivable improved as compared to the year ended December 31, 2012, when the percentage of accounts receivable in total assets was 41.0%.

Our total assets increased 86.6%, to $4,741,615 at December 31, 2013 from $2,541,024 at December 31, 2012. This increase was attributable primarily to changes in the following asset categories:

•	Cash and cash equivalents decreased by $858,898, or 83.64%, to $168,003 at December 31, 2013 from $1,026,902 at December 31, 2012. Cash decreased during 2013 due to operating losses during the year, additional inventory, investments made, additional required facility deposits, the acquisition of VII and repayments of related party notes payable, partially offset by cash received from stock sales during the year.

•	Accounts receivable decreased by $702,265, or 67.4%, to $339,735 at December 31, 2013 from $1,042,000 at December 31, 2012. After management review and discussions with the client we assessed the receivables as fully collectable.

•	Inventory, which includes actual physical inventory of machines and vaporizer products, deposits made with our supplier for inventory of which we have not yet taken possession, dispensary licenses, accumulated costs for the developing of new markets and dispensary locations, increased $216,732, or 52.1%, to $632,986, at December 31, 2013 from $416,254 at December 31, 2012. This increase was due to additional deposits we made with our machine supplier and our acquisition of the finished goods and component inventory of our VII subsidiary that we acquired in the second quarter of 2013. The Company’s inventory at December 31,2013 and December 31, 2012 consisted of:

	2013	2012
Work in process and related capitalized costs	$242,488	$275,000
Deposits on dispensing machines	138,423	82,754
Vaporizers and accessories	193,575	—
Dispensing Machines	58,500	58,500

Total inventories	$632,986	$416,254

The Company’s inventory at December 31, 2013 includes the capitalized costs we incurred as a result of developing new markets. We only begin capitalizing costs when we have obtained a license and a site for operation of a customer dispensary or cultivation center. The previously capitalized costs are charged to cost of revenue in the same period that the associated revenue is earned. In the case where it is determined that previously inventoried costs are in excess of the projected net realizable value of the sale of the licenses then the excess cost above net realizable value is written off to cost of revenues.

•

At December 31, 2013, the Company has 7,000,000 shares of a client’s common stock with a value of $184,800 recorded as marketable securities in the balance sheet received as payment for $300,000 in accounts receivable. Accordingly, the value of securities $184,800 were offset to the accounts receivable, reducing the amount owed by the client from $300,000 to $115,200. We intend on selling the shares when able to transact the same and will return any unused shares to the client after satisfying the liability to our company. If additional shares are needed after liquidation to satisfy the $300,000 due on the contract, the client will issue additional shares as needed.

•	During the year 2013 we entered into a services agreement with a Canadian company. Under the services agreement, we engaged the Canadian company to market and sell the Medbox in Canada under our consultation and advice. The Canadian company agreed to pay us a consulting fee equal to a percentage of its net revenue and gross profit, as defined in the agreement, from sale of the Medbox. The services agreement has an indefinite term, subject to termination under certain conditions. In connection with the services agreement, the Canadian company issued to us a $1,000,000 secured promissory note, under which we may be required to loan to the Canadian company up to $1,000,000, subject to its achievement of certain milestones. Loans under the note accrue interest at the rate of 5% per year. The note is secured by all of the assets of the Canadian company. The note matures on December 10, 2018. The balance of note receivable as of December 31, 2013 was $115,000.

•	During the year we paid for some future expenses for audit, annual fee for fund raising consulting, lawyers retainers and advertising. The outstanding amount of prepaid expenses at December 31, 2013 and 2012 was $89,240 and $0, respectively.

•	Property and equipment, net of accumulated depreciation increased $118,110 or 231.51% to $169,128 at December 31, 2013 from $51,018 at December 31, 2012. This increase is due to the acquisition of assets in connection with our acquisition of VII and our purchase of additional computers and furniture for the expansion of our West Hollywood, California headquarters. In addition in December 2013 we sold a vehicle with initial value at cost of $92,000 and a carrying amount (cost minus accumulated depreciation) of $32,818 at the day of sale. We obtained proceeds in the amount of $53,500 and as a result generated a gain of $20,682. We used $42,541 of the proceeds to repay the outstanding balance of the auto loan on the car and $10,959 to repay a related party note payable. The detailed table of the Company’s property and equipment as of December 31 of 2013 and 2012 is presented below:

	2013	2012
Office equipment	$17,192	$2,509
Furniture and fixtures	73,567
Vehicle	—	92,000
Website development	46,922
Product development	52,570

	190,251	94,509
Less accumulated depreciation	(21,123)	(43,491)

Property and equipment, net	$169,128	$51,018

•	Advances on equity investments were $1,200,000 at December 31, 2013 and zero at December 31, 2012. The equity investment figure at December 31, 2013 consists of advance payments of (i) $600,000 pursuant to our investment in Bio-Tech and (ii) $600,000 pursuant to our investment in MedVend Holdings. We have not closed these transactions and were trying to terminate these transactions at December 31, 2013. We did terminate the transaction with Bio-Tech during the first quarter of 2014. See “Item 1.Business—Other 2013 Acquisition Agreements” and “Item 8—Legal Proceedings”.

•	Intangible assets and goodwill were $653,959 and $1,090,037 respectively, at December 31, 2013; there were no such positions at December 31, 2012. The amounts at December 31, 2013 resulted from the completion of our purchase of VII during the second quarter of 2013 and the resulting third party valuation of the acquired intangible assets and resulting goodwill plus adjustments for after acquisition settlement of liabilities. The table below represents the VII Assets acquired in 2013.

	2013	2012
Distributor relationship	$314,000	$—
IP/Technology	303,709	—
Domain names	46,000	—
Non-Compete covenants	23,000	—

	686,709	—
Less accumulated amortization	(32,750)	—

Intangible assets, net	$653,959	$—

•	Deposits and other assets increased $93,876 or 1,935.6% to $98,726 at September 30, 2013 from $4,850 at December 31, 2012 due to an increase of $37,876 in the security deposit required for our headquarters space as we expanded our square footage and an increase of $56,000 in lease deposits made for San Diego dispensary locations for our clients.

Liabilities

Total liabilities decreased by $590,063, or 21.9% . The decrease is attributed to the changes in the following liability categories:

•	Accounts payable and accrued expenses increased $182,577, or 68.7%, to $448,314 at December 31, 2013 from $265,737 at December 31, 2012. The increase was caused by a higher level of business activity along with the addition of approximately $119,000 in liabilities from our newly acquired VII subsidiary.

•	Deferred revenue decreased $716,409 or 44.5%, bringing the balance of deferred revenue at December 31, 2013 to $683,621 from $1,400,030 at December 31, 2012. This decrease was due to the completion of the remaining revenue recognition elements mostly related to Arizona contracts and litigations solved in favor of our clients.

•	Notes payable increased by $25,000 or 50.0% from the previous year balance as of December 31, 2012 of $50,000. This was the result of a few factors: at December 31, 2012 the Company had an outstanding balance of notes payable of $50,000 which during the year was paid in full. As a part of the VII acquisition the Company assumed a note payable to a third party in the amount of $175,000 of which $100,000 was repaid during the year, that brought the total balance of notes payable at December 31, 2013 to $75,000.

•	Related party notes payable decreased $757,244, or 87.14%, to $111,794 at December 31, 2013 from $869,038 at December 31, 2012. The related party did not charge us any interest on the loan during its existence. The initial loan of $869,038 still outstanding as of December 31, 2012 associated with the purchase of MDS and other companies from PVMI was fully paid in the first half of 2013. The remaining $111,794 represents two loans to the Company in the amount of $150,000 and $100,000 from Vincent Chase, Inc., a company wholly owned by P. Vincent Mehdizadeh, our Chief Operating Officer and Chairman of the Board. As of December 31, 2013 $111,794 is outstanding on these loans. The note balance was fully repaid by February 3, 2014.

•	Customer deposits increased from $51,000 at December 31, 2012 to $785,861 at December 31, 2013. The increase in deposits from 2012 to 2013 was caused principally by deposits made by San Diego clients. Most of these deposits were refunded in 2014 when the city regulations were changed.

Stockholders’ equity

Additional paid in capital increased $6,444,685 or 377% to $8,156,358 at December 31, 2013 from $1,711,673 at December 31, 2012. This increase is due to the cash raised through stock sales and the value of the warrants issued to the sellers of VII during the twelve months ended December 31, 2013. During the year ending December 31, 2013, we issued 2,115,100 shares of common stock retroactively stated for the Company’s two-for-one forward stock split noted below and received gross proceeds in the amount of $4,486,541 . We also issued warrants to purchase 260,864 shares of our common stock for the acquisition of VII and 43,506 shares for accounts payable for a non-cash increase of $1,285,553 . Additionally, related parties made capital contributions to fund our growth in the amount of $810,000 and $561,00 in 2013 and 2012, respectively.

On December 19, 2013, the Board of Directors of the Company approved a two-for-one forward stock split of the Company’s common stock, effected in the form of a stock dividend. Each shareholder of record at the close of business on December 19, 2013 received one (1) additional share for every outstanding share held on the record date. The additional shares were distributed on February 3, 2014. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been restated to reflect the effect of this two-for-one stock split for all periods presented. The Company retained the current par value of $0.01 per share for all shares of common stock. Stockholders’ equity reflects the stock split by reclassifying an amount equal to the par value of the additional shares arising from the split from Additional Paid-in Capital to Common Stock.

In January and February 2014 the company issued 485,830 shares of common stock at a price of $5.00 per share raising proceeds of $2,429,150. This offering has ceased.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows from MDS operations and proceeds from stock sales. Our MDS portion of our overall business model related to our existing consulting business relies significantly on the know-how of our management team and its staff to be successful in acquiring licenses and business locations for our clients, in addition to constructing client locations and the sale of our Medbox machines. Since a majority of the revenue from this business is related to services we provide, the timing of receiving the cash as indicated in the individual contracts has a significant effect on our cash flows. In addition, our overall profitability is impacted by the number of consulting contracts we are able to secure as well as on the avoidance of significant legal and outside professional costs that can occur in the process of fulfilling our obligations under each consulting contract. In the case of our MDS consulting business we make milestone payments to our Medbox machine supplier based on where the machines are in their procuring process. This arrangement requires periodic cash outlays but avoids large disbursements at any one time helping to smooth our cash outflows.

		Ratio		Change
Liquidity Ratios	Formulas Used	2013	2012	%
Current ratio	Current Assets/Current Liabilities	72.7%	93.7%	(21.0%)

Current ratio decreased by 21.0% from 2012 value of 93.7% to a value of 72.7%. This change is due to the increase in inventories of 52.1% during the year 2013 compared to 2012 and a reduction in current liabilities of 20.6% from the previous year. Also our acquisition of VII had a significant impact on the cash outflow toward investments in new product development, marketing initiatives, acquired pre-acquisition liabilities and general and administrative expenses while the Company operates during this post acquisition period. Going forward, we expect to spend additional cash for advance inventory requirements in order to fulfill expected distribution channel order requirements and for a consistent and robust product marketing program. However, our receipts of cash from this business are expected to be received within 15 days as we expect to be able to ship product to most customers on terms that provide either payment in advance, cash on delivery or payment within 15 days of delivery. Management expects to begin to see a more significant level of revenue from this acquisition in the fourth quarter of 2014, which will coincide with the release of the miVape, our portable vaporizer product, during the third quarter of 2014.

In addition to cash flows from operations, management intends to continue to raise additional capital through stock sales in order to provide additional working capital to expand the operations of our current businesses and to fund additional related business opportunities. If necessary, we may need additional capital through debt offerings, however there is no guarantee that such debt or equity financing could be obtained at competitive rates and terms or be available to us when we would require it.

We have the following commitments related to minimum future lease payments under noncancelable operating leases with remaining term in excess of one year at December 31, 2013:

Year Ending	Amount
2014	196,531
2015	172,759
2016	172,759
2017	86,379

Total	$628,428

We believe we have adequate sources of liquidity to fund our short-term and long-term needs. We have no material commitments for capital expenditures as of December 31, 2013.

Related-Party Transactions

We have engaged in certain relationships with our executive officers, directors and shareholders. We have two notes payable outstanding to Vincent Chase, Inc. (wholly owned by P. Vincent Mehdizadeh, our Chief Operating Officer and Chairman of the Board), in the amount of $111,794 as of December 31, 2013. The amount was fully repaid during the first quarter of 2014.

We also had a note outstanding to PVMI, an entity wholly owned by P. Vincent Mehdizadeh, in the amount of $775,000 at December 31, 2012. This note has since been paid in full.

In February 2014 PVMI offered us a short-term financing of $350,000; as of March 31, 2014 the outstanding balance of the PVMI note was $16,574. The aforementioned financing had no interest.

The Company utilizes Vincent Chase, Inc., which is 100% owned by Mr. Mehdizadeh, for management advisory and consulting services. During the years ended December 31, 2013 and 2012, the Company incurred $262,500 and $230,706 in fees, respectively, for these services. The Company retained Vincent Chase for 2014 as management advisory and consulting services for the monthly compensation of $12,500. Mr. Mehdizadeh receives no additional compensation from the company for his services rendered.

In addition, we utilize Kind Clinics, LLC, which is wholly owned by Dr. Bruce Bedrick, our Chief Executive Officer and one of our directors, for management advisory and consulting services. During 2013 the Company paid Kind Clinics, LLC for reimbursements related to our Arizona contracts in the amount of $98,519 and $24,000 in advances for our initial investment in Bio-Tech.

Related parties contributed $810,000 and $561,000 in 2013 and 2012, respectively, to provide funding for growth for the Company. The capital contributions were previously recorded as revenue in the Original Filing.

Cash Flow

Cash flow used in our operational activities was impacted by the $3,791,440 net loss for the year. Also during the year 2013, the Company invested in inventories which led to $48,180 cash outflow. Liabilities repayment and a reduction in our deferrals and customer deposits in the amounts of $393,458 and $40,647, respectively, resulted in further increases in our net cash flow used in operating activities.

During the year 2013 we made advances on investments in the amount of $1,250,000, from which $600,000 related to Bio-Tech Medical Software, Inc. and $600,000 to Medvend, LLC (see Item 1 Other 2013 Acquisition Agreements) and $50,000 was VII related. In addition we advanced $115,000 on our secured promissory note with THC further increasing our net cash used in our investing activities. We also acquired additional property and equipment, which contributed to a increase in net cash used in investing activities in the amount of $134,451.

As previously mentioned, the Company alleviated net operational and investing cash outflows with share issuances, from which the Company obtained cash inflow of $4,486,541.

Item 15.	Financial Statements and Exhibits

a. Financial Statements

We have included the following financial statements and notes with this registration statement:

1. Audited Financial Statements and Notes for the years ended December 31, 2012 and December 31, 2013.

b. Exhibits

3.1	Articles of Incorporation filed with the Secretary of State on June 16, 1977*
3.2	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on September 18, 1998*
3.3	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on May 12, 2000*
3.4	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on November 16, 2006*
3.5	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on January 11, 2008*
3.6	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on August 4, 2009*
3.7	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on August 21, 2009*
3.8	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on February 14, 2011*
3.9	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on August 30, 2011*
3.10	Certificate of Amendment of Articles of Incorporation filed with the Secretary of State on July 15, 2013^
3.11	Amended and Restated Bylaws of Medbox, Inc. dated July 11, 2013^
4.1	Form of Common Stock Certificate of Medbox, Inc.^
4.2	Form of Certificate for the Series A Preferred Stock^
10.1	Stock Purchase Agreement, effective as of December 31, 2011, by and among Medbox, Inc. and PVM International, Inc. *
10.2	Amended and Restated Stock Purchase Agreement effective as of February 26, 2013, by and between Medbox, Inc. and Bio-Tech Medical Software, Inc.*
10.3	Amended and Restated Technology License Agreement, dated as of February 26, 2013, by and between Bio-Tech Medical Software, Inc. and Medbox, Inc.^
10.4	Membership Interest Purchase Agreement dated as of March 12, 2013 between Medbox, Inc. and Darryl B. Kaplan, Claudio Tartaglia and Eric Kovan (MedVend Holdings)^
10.5	Securities Purchase Agreement dated as of March 22, 2013, by and among Medbox, Inc. and Vapor Systems International, LLC*
10.6	Amendment Securities Purchase Agreement by and Medbox, Inc. and Vapor Systems International, LLC, dated July 5, 2013 and effective as of March 22, 2013^

10.7	Description of Bruce Bedrick employment arrangement+ (previously filed)
10.8	Description of P. Vincent Mehdizadeh employment arrangement + (previously filed)
10.9	Exclusive Trademark and Patent License Agreement Between PVM International, Inc. and Medbox, Inc., dated as of April 1, 2013 *
10.10	Promissory Note issued to PVMI dated January 1, 2012^
10.11	Agreement between Prescription Vending Machines, Inc. and AVT, Inc. dated February 10, 2010 *
10.12	Description of Thomas Iwanski employment arrangement+ (previously filed)
10.13	Description of Matthew Feinstein employment arrangement+ (previously filed)
10.14	Settlement Agreement by and between Medbox, Inc. and Bio-Tech Medical Software, Inc. dated as of February 27, 2014 (previously filed)
10.15	Second Amended and Restated Technology License Agreement, dated February 27, 2014, between Bio-Tech Medical Software, Inc. and Medbox, Inc.**
21.1	Subsidiaries of Medbox, Inc.^

*	Incorporated by reference from the Registrant’s Registration Statement on Form 10 file no. 000-54928, originally filed on April 10, 2013.
**	Incorporated by reference from Amendment No. 1 to the Registrant’s Registration Statement on Form 10 file no. 000-54928, originally filed on May 13, 2014.
^	Incorporated by reference from the Registrant’s Registration Statement on Form S-1, as amended, file no. 333-189993, originally filed on July 17, 2013.
+	Management compensatory arrangement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2015	MEDBOX, INC.

/s/ Guy Marsala
Guy Marsala
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Medbox, Inc.

We have audited the accompanying consolidated balance sheets of Medbox, Inc. as of December 31, 2013 and 2012 and the related consolidated statements of operations, changes in stockholder’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 15 to the consolidated financial statements, the accompanying consolidated financial statements have been restated to correct misstatements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medbox, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Q Accountancy Corporation

/s/ Q Accountancy

Irvine, California

March 28, 2014, except for Note 15, as to which the date is March 6, 2015

MEDBOX, INC.

CONSOLIDATED BALANCE SHEETS

	December 2013	December 2012
	(Restated)	(Restated)
Assets
Current assets:
Cash and cash equivalents	$168,003	$1,026,902
Marketable securities	184,800	—
Accounts receivable	339,735	1,042,000
Note receivable	115,000	—
Inventory	632,986	416,254
Prepaid expenses and other current assets	89,241	—

Total current assets	1,529,765	2,485,156

Property and equipment, net of accumulated depreciation of $50,193 and $43,491, respectively	140,658	51,018
Investments, at cost	1,200,000	—
Intangible assets, net of accumulated amortization of $32,750	682,429	—
Goodwill	1,090,037	—
Deposits and other assets	98,726	4,850

Total assets	$4,741,615	$2,541,024

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$448,314	$265,737
Deferred revenue	683,621	1,400,030
Notes payable	75,000	50,000
Related party notes payable	111,794	869,038
Customer deposits	785,861	51,000
Current portion of long-term debt	—	16,428

Total current liabilities	2,104,590	2,652,233

Long term-debt, less current portion	—	42,420

Total liabilities	2,104,590	2,694,653

Stockholders’ equity

Preferred stock, $0.001 par value: 10,000,000 authorized; 3,000,000 and 6,000,000 issued and outstanding as of December 31, 2013 and December 31, 2012, respectively	3,000	6,000
Common stock, $0.001 par value: 100,000,000 authorized, 29,525,750 and 27,367,144 issued and outstanding as of December 31, 2013 and December 31, 2012, respectively	29,526	27,367
Additional paid-in capital	8,156,358	1,711,673
Common stock subscribed	(15,000)	(153,250)
Accumulated deficit	(5,536,859)	(1,745,419)

Total stockholders’ equity(deficit)	2,637,025	(153,629)

Total liabilities and stockholders’ equity(deficit)	$4,741,615	$2,541,024

MEDBOX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended
	December 31 2013 (Restated)	December 31 2012 (Restated)
Revenues, net	$2,062,083	$1,176,829

Cost of revenues	2,660,749	1,051,135

Gross margin	(598,666)	125,694

Operating expenses
Selling and marketing	664,383	806,221
Research and development	74,861	176,964
General and administrative	2,456,435	895,798

Total operating expenses	3,195,679	1,878,983

Loss from operations	(3,794,345)	(1,753,289)

Other income (expense), net	6,905	(4,948)

Loss before provision for income taxes	(3,787,440)	(1,758,237)

Provision for income taxes	4,000	—

Net loss	$(3,791,440)	$(1,758,237)

Earnings per share attributable to common stockholders
Basic	$(0.13)	$(0.07)

Diluted	$(0.13)	$(0.07)

Weighted average shares outstanding
Basic	28,971,983	25,119,175

Diluted	28,971,983	25,119,175

MEDBOX, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Additional Paid-In	Common Stock	Retained Earnings (Accumulated)	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Subscribed	(Deficit)	Equity (deficit)
Balances at January 1, 2012	6,000,000	$6,000	20,829,678	$20,830	$270,545	—	$12,818	$310,193
Issuance of common stock for acquisition PVMI	—	—	4,000,000	4,000	(4,000)	—	—	—
Buyout of PVMI shareholders	—	—	—	—	(125,000)	—	—	(125,000)
Issuance of common stock, net of issuance costs	—	—	2,463,366	2,463	855,952	—	—	858,415
Subscriptions for common stock, net of issuance costs	—	—	74,100	74	153,176	(153,250)	—	—
Capital contributions, related parties (restated)					561,000			561,000
Net loss (restated)	—	—	—	—	—	—	(1,758,237)	(1,758,237)

Balances at December 31, 2012 (restated)	6,000,000	6,000	27,367,144	27,367	1,711,673	(153,250)	(1,745,419)	(153,629)

Issuance of common stock, net of issuance costs	—	—	2,115,100	2,115	4,484,426	—	—	4,486,541
Cancellation of preferred stock	(3,000,000)	(3,000)	—	—	3,000	—	—	—
Proceeds of common stock subscribed	—	—	—	—	(138,250)	138,250	—	—
Issuance of warrants for acquisition of Vaporfection	—	—	—	—	1,166,000	—	—	1,166,000
Issuance of common stock for accounts payable	—	—	43,506	44	119,509	—	—	119,553
Capital contributions, related parties (restated)					810,000			810,000
Net loss (restated)	—	—	—	—	—	—	(3,791,440)	(3,791,440)

Balances at December 31, 2013 (restated)	3,000,000	$3,000	29,525,750	$29,526	$8,156,358	$(15,000)	$(5,536,859)	$2,637,025

MEDBOX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2013	2012
	(Restated)	(Restated)
Cash flows from operating activities
Net loss	$(3,791,440)	$(1,758,237)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	69,564	29,922
Gain on sale of property and equipment	(20,682)	—

Changes in operating assets and liabilities
Accounts receivable	518,171	(1,042,000)
Inventory	(48,180)	(316,254)
Prepaid expenses and deposits	(36,725)	—
Accounts payable and accrued expenses	(393,458)	190,668
Deferred revenue and customer deposits	(40,647)	1,451,030

Net cash (used in) operating activities	(3,743,397)	(1,444,871)

Cash flows from investing activities
Receipts on (issuance of) note receivable	(115,000)	104,650
Purchase of property and equipment	(134,451)	—
Advances for investments	(1,250,000)	—

Net cash provided by (used in) investing activities	(1,499,451)	104,650

Cash flows from financing activities
Receipts on advances to officer	—	177,050
Contributions from related parties	810,000	561,000
Related party notes payable, net	(746,285)	744,038
Payments on long term debt	(16,307)	(15,771)
Issuance of (payments on) notes payable	(150,000)	50,000
Dividends paid to subsidiary’s shareholders	—	(49,965)
Proceeds from issuance of common stock, net	4,486,541	858,415

Net cash used by financing activities	4,383,949	2,324,767

Net decrease in cash	(858,899)	984,546
Cash, beginning of period	1,026,902	42,356

Cash, end of period	$168,003	$1,026,902

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,106	$4,975

Cash paid for income tax	$10,851	$59,141

Non-cash transactions:
Marketable securities received for accounts receivable	$184,800	$—

Liabilities assumed for Vaporfection	$73,739	$—

Debt repayments	$53,500	$—

Cancellation of preferred stock	$3,000	$—

Common stock issued for accounts payable	$119,536	$—

Common stock issued for related party notes payable	$—	$125,000

Common stock issued for PVMI	$—	$2,000

Common stock warrants issued for Vaporfection	$1,166,000	$—

MEDBOX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note 1 – Nature of Operations

Business Description

Medbox, Inc. (the “Company”) was incorporated in the state of Nevada on June 16, 1977, originally as Rabatco, Inc., subsequently changing its name on May 12, 2000 to MindfulEye, Inc., and again on August 30, 2011 to Medbox, Inc. The Company, through its subsidiaries Prescription Vending Machines, Inc. dba, Medicine Dispensing Systems, Inc. (“MDS”) and Medbox Technologies, Ltd. (“MT”), is a leader in providing consulting services and patented biometrically controlled medicine storage and dispensing systems to the medical and retail industries. In addition, through its wholly owned subsidiary, Vaporfection International, Inc. (“VII”), the Company sells a line of vaporizer and accessory products online and through distribution partners. The Company is headquartered in West Hollywood, California with offices in Arizona and Florida.

On December 31, 2011, Medbox, Inc. entered into a Stock Purchase Agreement with PVM International, Inc. (“PVMI”). Pursuant to two separate closings held on January 1, 2012 and December 31, 2012, the Company acquired from PVMI all of the outstanding shares of common stock in (i) Prescription Vending Machines, Inc.,(PVM) (ii) Medicine Dispensing Systems, Inc. (its Arizona subsidiary), and (iii) Medbox, Inc. (its California subsidiary that is currently inactive) (these three listed subsidiaries are hereafter referred to as the “PVMI Named Subsidiaries”), in exchange for two million shares of the Company’s common stock and a $1 million promissory note.

The transaction between Medbox, Inc. and PVMI is deemed to be a reverse acquisition, where Medbox, Inc. (the legal acquirer) is considered the accounting acquiree and the PVMI Named Subsidiaries (the legal acquiree) are considered the accounting acquirer. The assets and liabilities are transferred at their historical cost with the capital structure of Medbox, Inc. Medbox, Inc. is deemed a continuation of the business of PVMI Named Subsidiaries and the historical financial statements of PVMI Named Subsidiaries are the historical financial statements of Medbox, Inc. For accounting purposes, the reverse merger is treated as a recapitalization of Medbox, Inc.

The Company’s MDS subsidiary was incorporated in the state of California in 2008 and its subsidiary, MDS was incorporated in the state of Arizona in 2011.

On March 22, 2013, the Company entered into a Securities Purchase Agreement with Vapor Systems International, LLC to acquire 100% of the outstanding common stock of VII in exchange for warrants to purchase 260,864 shares of the Company’s common stock. In addition, the Company agreed to provide up to $1,600,000 in working capital to VII at the Company’s sole discretion which included $175,000 paid to the inventor of certain patents including a warrant to purchase 5,000 shares of the Company’s common stock. This transaction was closed in April 2013.

On December 9, 2013 the Company formed MT, a Canadian corporation to operate as a consulting sales and marketing operation in Canada. As of December 31, 2013 there was no activity for this company.

Stock Split

On December 19, 2013, the Board of Directors of the Company approved a two-for-one stock split of the Company’s common stock, effected in the form of a stock dividend. Each shareholder of record at the close of business on December 18, 2013 received one (1) additional share for every outstanding share held on the record date. The additional shares were distributed on February 3, 2014. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been restated to reflect the effect of this two-for-one stock split for all periods presented. The Company retained the current par value of $0.01 per share for all shares of common stock. Stockholders’ equity reflects the stock split by reclassifying an amount equal to the par value of the additional shares arising from the split from Additional Paid-in Capital to Common Stock.

Note 2 – Summary of Significant Accounting Policies (Restated)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PVM, MDS, VII and MT. All intercompany transactions have been eliminated. VII and MT, represents additional subsidiaries included in the consolidated financial statements for the year 2013.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements as well as the reported expenses during the reporting periods. Actual results could differ from these estimates.

The Company’s significant estimates and assumptions include the valuation of the Company’s common stock used in the valuation of goodwill, accounts receivable and note receivable collectability, inventory, advances on investments, the valuation of restricted stock received from customers, the amortization and recoverability of capitalized patent costs and useful lives of long-lived assets, and income tax expense, some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates. Although the Company believes that its estimates and assumptions are reasonable, they are based upon information available at the time the estimates and assumptions were made.

Accounting Period

The Company’s accounting period ends on December 31st.

Cash Equivalents

The Company maintains cash in bank accounts, consisting solely of deposits held at major banks, which, at times, may exceed federally insured limits. Cash equivalents include investments in open ended money market accounts held at the same major banks. For purposes of the balance sheets and statements of cash flows, the company considers all highly liquid purchased with a maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions in the United States. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2013 and 2012, the Company’s uninsured balances totaled $0 and $776,902, respectively. The Company has not experienced any losses in such accounts and periodically evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

At December 31, 2013 and 2012, four and five of customers represented 60.90% and 64.09% of outstanding receivables, respectively.

Impairment of Long-lived Assets

The Company reviews for the impairment of long-lived assets, including goodwill, intangible assets acquired in the purchase of VII, advances on investments, trademarks and patents, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company has not recorded any impairment losses in either 2013 or 2012.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense for the years ending December 31, 2013 and 2012 was $664,383 and $806,221, respectively.

Fair Value of Financial Instruments

Pursuant to ASC No. 825, Financial Instruments, the Company is required to estimate the fair value of all financial instruments included on its balance sheets. The carrying value of cash, accounts receivable, other receivables, inventory, accounts payable and accrued expenses and notes payable approximate their fair value due to the short period to maturity of these instruments. The Company’s marketable securities and related customer deposits require fair value measurement on a recurring basis as the Company has received advance payment of restricted stock in a publicly traded company for contracted services. The Company has no exposure to gain or loss on the increase or decrease in the value of the marketable securities as any shortfall in the ultimate liquidated value of the securities will be supplemented by additional restricted stock from the customer and any liquidation in excess above the Companies billings will be returned to the customer.

Revenue Recognition (Restated)

The Company applies the revenue recognition provisions pursuant to ASC No. 605, Revenue Recognition, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The guidance outlines the basic criteria that must be met to recognize the revenue and provides guidance for disclosure related to revenue recognition policies. Revenue is only recognized when the following four criteria are met: 1) persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) sales price is fixed and determinable and 4) collectability is reasonably assured. For multi-year contracts with upfront payments made by customers, the upfront payments are recognized over the longer of the contract period or the customer relationship. For contracts that include multiple deliverables such as the build out of customer facilities, the Company recognizes revenue when a milestone is reached in the contract such as securing the location, delivery of dispensing machines or completion of the facility. The contract terms are broken down in specific milestones with specific attributable revenue to be earned upon successful completion of the milestone terms. (i.e. if a milestone is completing construction on a client dispensary, the condition for the revenue to be recorded is after issuance of a certificate of occupancy for the newly completed facility. The Company will record a specified amount of revenue attributable to this milestone based on the contract). Equipment sales not associated with a consulting contract are recognized as the product is shipped and title passes. Advance payments from clients in advance of work performed are recorded as customer deposits on the balance sheet.

An allowance for bad debt is established for any customer when their balance is deemed as possibly uncollectible.

Provisions for estimated returns and allowances, and other adjustments are usually provided in the same period the related sales are recorded. The Company will at times allow customers to receive full refunds should regulatory events prevent the customer from being able to operate his contracted location. The provision for returns as well as an allowance for doubtful accounts is included in the Company’s balance sheet as determined by management. For the years ended December 31, 2013 and 2012, management determined that no such allowances were necessary.

Provisions for estimated returns and allowances, and other adjustments are provided in the same period the related sales are recorded. The Company will at times allow customers to get full refunds should political events prevent the customer from being able to operate his contracted location. The provision for returns as well as an allowance for bad debts will be included in the Company’s balance sheet should the Company deemed such allowances justified.

Cost of Revenues (Restated)

Cost of revenue consists primarily of expenses associated with the delivery and distribution of our products and services. These include expenses related to the manufacture of our dispensary units, construction expense related to the customer dispensary, site selection and establishment of licensing requirements, and consulting expense for the continued management of the dispensary unit build out, server and security equipment, rent expense, energy and bandwidth costs, and support and maintenance costs prior to when the client moves in. We only begin capitalizing costs when we have obtained a license and a site for operation of a customer dispensary or cultivation center. The previously capitalized costs are charged to cost of revenue in the same period that the associated revenue is earned. In the case where it is determined that previously inventoried costs are in excess of the projected net realizable value of the sale of the licenses then the excess cost above net realizable value is written off to cost of revenues. In addition, cost of revenue related to our vaporizer line of products consists of direct procurement cost of the products along with costs associated with order fulfillment, shipping, inventory storage and inventory management costs.

Basic and Fully Diluted Net Loss Per Share

Basic net income/loss per share is computed by dividing net income/loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share include the effects of any outstanding options, warrants and other potentially dilutive securities. The Company did not consider any potential common shares in the computation of diluted loss per share for the periods ending December 31, 2014 and 2013, due to the net loss, as they would have an anti-dilutive effect on EPS.

Potential common shares consist of the incremental common shares issuable upon the exercise of the conversion of the Company’s 260,854 warrants to the sellers of VII . The computation of basic loss per share for the years ended December 31, 2013 and 2012 also excludes potentially dilutive securities of 30,000 and 0, respectively, and 3,000,000 and 6,000,000 shares, respectively of Series A preferred stock outstanding that could be converted into 15,000,000 and 30,000,000 shares, respectively of the Company’s common stock.

Accounts Receivable and Allowance for Bad Debts

The Company is subject to credit risk as it extends credit to our customers for work performed as specified in individual contracts. The Company extends credit to its customers, mostly on an unsecured basis after performing certain credit analysis. Our typical terms require a portion of the contract price up front and the rest payable upon certain agreed milestones. The Company’s management periodically reviews the creditworthiness of its customers and provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for bad debts based on our assessment of the current status of individual accounts. Accounts still outstanding after the Company has used reasonable collection efforts are written off through a charge to the allowance for bad debts accounts and a credit to accounts receivable. As of December 31, 2013 and 2012, the Company’s management considered all accounts outstanding fully collectible.

Inventory (Restated)

Inventories are stated at the lower of cost or market. Cost is determined on a standard cost basis that approximates the first-in, first-out (FIFO) method. Market is determined based on net realizable value. Appropriate consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value. The Company accumulates costs for the developing of new markets and charges them to the cost of revenues after finalizing work on the consulting agreements for specific market.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Vehicles	5 years
Furniture and Fixtures	5 years
Office equipment	3 years

Depreciation expense for the years ending December 31, 2013 and 2012 was $69,564 and $29,922, respectively.

Goodwill

First, the Company qualitatively evaluates annually the recoverability of identifiable intangible assets when events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to a significant decrease in the market value of an asset, a significant adverse change to the extent or manner in which an asset is used, or an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. Second, if management determines that full recovery may not occur, the Company then quantitatively measures the carrying amount of the asset against the estimated non-discounted future cash flows associated with it. Should the sum of the expected future cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. The Company acquired Vaporfection International, Inc. as of April 1, 2013 and evaluated the fair value of goodwill based on a projection of estimated future cash flows of the business. Key assumptions considered were the expected costs and selling prices of the C ompany’s current main product, the timing, costs and expected selling price of the C ompany’s product in development at the time of the purchase, expected marketing and sales costs and the general and administrative costs to run the business unit. There is a large amount of uncertainty surrounding how well the market will accept the C ompany’s newest product which if sales do not meet forecasted expectations could result in a significant decrease in the market value of the business unit and of the recorded value of goodwill. Currently the Company believes that the fair value of Vaporfection International, Inc. is substantially in excess of the carrying value. As of both December 31, 2013 and 2012, the Company’s management has determined that there has been no impairment losses associated with these assets.

Design costs and trademarks & patents are initially measured based on their fair values at time of purchase. The design costs and trademarks & patents are being amortized on a straight-line basis over the life of the trademarks and are stated at cost net of accumulated amortization.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740. The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The components of the deferred tax assets and liabilities are classified as current and non-current based on their characteristics. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

In addition, the Company’s management performs an evaluation of all uncertain income tax positions taken or expected to be taken in the course of preparing the Company’s income tax returns to determine whether the income tax positions meet a “more likely than not” standard of being sustained under examination by the applicable taxing authorizes. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

Commitments and Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Reclassifications

Certain amounts from the 2012 consolidated financial statements have been reclassified to conform to the 2013 presentation.

Recent Accounting Pronouncements

There were various accounting updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the Company’s consolidated financial position, consolidated results of operations or cash flows.

Management’s Evaluation of Subsequent Events

The Company evaluates events that have occurred after the balance sheet date of December 31, 2013, through the date which the financial statements were available to be issued. Based upon the review, other than described in Note 16 – Subsequent Events, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

Note 3 – Acquisition

On March 22, 2013, the Company entered into a purchase agreement for 100% of the issued and outstanding common stock of VII owned by Vapor Systems International LLC. The Company issued 260,854 warrants to shareholders of VII allowing them to purchase one (1) share of the Company’s common stock at $.001 per share beginning April 1, 2014. These warrants were valued for the Company’s accounting purposes at $4.47 per share which represented the fair value of the Company’s common stock as determined by the Company’s independent appraiser. In addition, the Company assumed certain liabilities and a 10% convertible note of VII in the aggregate amount of approximately $470,000. The total value of the acquisition was approximately $1,635,000 and has been allocated in accordance with ASC 805 as per the Company’s independent valuation as follows:

Machinery & Equipment	$70,000
IP and related technology	287,000
Amortizable intangible assets:
Customer contracts and related relationships	314,000
Trade name, trademark, and domain name	46,000
Non-compete covenants	23,000
Goodwill	895,000
Total assets acquired	1,635,000
Fair value of liabilities assumed	(469,000)
Net fair value	$1,166,000

The amortizable intangible assets have useful lives not exceeding ten years and a weighted average useful life of seven years. No amounts have been allocated to in-process research and development and $895,000 has been allocated to goodwill. In addition, from the date of acquisition through December 31, 2013, the liabilities assumed have been increased by approximately $195,000 as they have been accrued or settled. Accordingly, $195,000 has also been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes.

In addition to the above warrants, the purchase agreement and associated consulting contract with the prior management company of the business unit calls for additional shares to be issued in the event that the performance of the business unit exceeds $11,818,140 of accumulated EBITDA profitability over the subsequent four year operating period. The Company’s issuance of the additional shares is contingent upon future events and accordingly has treated the achievement of that performance provision as being remote and consequently has not assigned any future value to the purchase price.

Note 4 – Investments

On February 8, 2013, the Company entered into an agreement with Bio-Tech Medical Software, Inc. (“Bio-Tech”) which would allow the Company to purchase 833,333 of authorized shares of common stock which would represent 25% of Bio-Tech’s issued and outstanding shares of common stock for $1,500,000. The Company advanced $600,000 upon execution of this agreement for the right to purchase with the remaining balance of $900,000 due and payable in installments at various dates by August 25, 2013. On June 26, 2013, the Company notified Bio-Tech that it was canceling the agreement. On February 27, 2014, the Company signed a settlement agreement with Bio-Tech. According to the agreement, the Company received full licensed right on biometric inventory tracking technology for the term of five years with no additional monies due. All stock transfers between the companies were canceled and rescinded.

On March 12, 2013, the Company entered into an agreement with three members of Medvend Holdings LLC whereby the Company would acquire 50% of their equity interest in Medvend. The purchase price of the equity interest is $4,100,000; the Company paid an advance of $300,000 upon execution of the contract for the right to purchase and another $300,000 was disbursed as an additional investment to Medvend Holdings LLC. In May 2013, the three members of Medvend Holdings LLC were named in a lawsuit by that entity’s minority shareholders alleging improper conveyance of the three members’ ownership interest in Medvend Holding LLC to the Company. Accordingly, also in May 2013, the Company filed suit against Medvend Holdings, LLC and the three members of that entity that were involved in the transaction. As of December 31, 2013, the Company’s management expects a full recovery of its investment.

Note 5 – Inventories (Restated)

Inventories are stated at the lower of cost or market value. Cost is determined on a standard cost basis that approximates the first-in, first-out (FIFO) method.

The consolidated inventories at December 31, 2013 and 2012 consist of:

	2013	2012
Work in process and related capitalized costs	$242,488	$275,000
Deposits on dispensing machines	138,423	82,754
Vaporizers and accessories	193,575	—
Dispensing machines	58,500	58,500

Total inventory	$632,986	$416,254

Note 6 – Property and Equipment

Property and equipment at December 31, 2013 and 2012 consists of:

	2013	2012
Office equipment	$17,192	$2,509
Furniture and fixtures	73,567	—
Vehicle	—	92,000
Website development	46,922	—
Product development	52,570	—

	190,251	94,509
Less accumulated depreciation	(50,193)	(43,491)

Property and equipment, net	$140,658	$51,018

During 2013, the Company sold a vehicle with an initial value at cost of $92,000 and net book value of $32,818 at the day of sale. The Company received proceeds of $53,500. As a result, the Company recorded a gain of $20,682 related to the sale which has been included in other income on the Company’s statements of operations.

As of December 31, 2013, the $120,596 represents the net book value of the assets acquired from VII, $20,000 represents PVM and $28,532 represents Company assets.

Website development is capitalized and not depreciated until integration into the platform.

Product design costs are related to development of new product and related prototype unit by VII. These development costs are accumulated and capitalized until the date of launching the new product.

Property and equipment of VII were consolidated at fair market value established by an independent valuation firm at the date of acquisition.

Note 7 – Intangible Assets

The Company acquired certain intangible assets with its purchase of 100% of the outstanding common stock of VII on March 22, 2013. The Company accounts for intangible assets acquired in a business combination, if any, under the purchase method of accounting at their estimated fair values at the date of acquisition. Intangibles are either amortized over their estimated lives, if a definite life is determined, or are not amortized if their life is considered indefinite.

	2013	2012
Distributor relationship	$314,000	$—
IP/Technology	332,179	—
Domain names	46,000	—
Non-Compete covenants	23,000	—
	715,179	—

Less accumulated amortization	(32,750)	—

Intangible assets, net	$682,429	$—

Intangible assets of VII were consolidated at fair market value established by independent evaluators at the date of acquisition.

The estimated useful lives for significant intangible assets are as follows:

Distributor Relationship	10 years
Domain Names	10 years
Non-Compete covenants	3 years

With the recent acquisition of its intangible assets in April 2013, the Company’s management does not believe any impairment of intangible assets has occurred as of December 31, 2013.

Note 8 – Accounts and Notes Receivable (Restated)

As of December 31, 2013, accounts receivable totaling $339,735 represent receivables from clients of the Company’s subsidiary, PVM. The corresponding amount at December 31, 2012 was $2,052,000.

During December 2013, the Company entered in to a multiple advance secured promissory note for up to $1,000,000 with a Canadian partner of which $115,000 was disbursed in 2013. This note is due and payable, together with interest at 5% per annum. As of December 31, 2013 the outstanding balance of this note receivable was $115,000.

Periodically the Company assesses and reviews the receivables for collectability, as of December 31, 2013, the Company’s management considered all accounts outstanding fully collectible.

Note 9 – Marketable Securities and Customer Deposits (Restated)

Marketable securities

At December 31, 2013, the Company held as a deposit of 7,000,000 shares (issued on September 5, 2013) as payment for $300,000 in accounts receivable billed to a customer. The fair value of the shares as of December 31, 2013 (with 12% discount because of restriction) was $184,800. The value of these unliquidated shares is offset against the outstanding amounts owed to the Company until such time that the shares are liquidated and the cash proceeds are used to pay off the receivable and any excess cash will be returned to the client in accordance with the contract. For financial reporting purposes, the Company does not classify these shares as investments, but rather as a deposit for receivable settlement.

Customer deposits (Restated)

Advance payments from customers are recorded as customer deposits on the balance sheet.

	2013	2012
Advance payments from customers	$710,225	$51,000
Prepaid sales of vaporizers	75,636

Total customer deposits	$785,861	$51,000

Note 10 – Long-term and Short-term Debt

Long-term debt at December 31, 2013 and 2012 consists of:

	2013	2012
Loan to a bank payable in monthly installments of $1,535 including interest at 8.8% through May 2016. The note is secured by a vehicle.	$—	$58,848
Notes payable to unrelated third party payable		50,000

Total long-term debt		108,848
Less current portion		(16,428)

Long-term portion	$—	$92,420

During 2013 the Company sold the vehicle. The original vehicle acquisition was financed by an auto loan provided by a major bank. The outstanding balance of the loan was repaid in full to the bank with proceeds from the sale of the vehicle.

Short-term debt at December 31, 2013 and 2012 consists of:

	2013	2012
Note payable to unrelated third party payable	$75,000	$—
Notes payable to related party	111,794

Total current debt	$186,794	—

Note payable to unrelated party was signed on March 22, 2013 and is due on April 22, 2014, bearing an interest rate of 10% per annum. Interest expense for 2013 on notes payable amounted to $27,417. The notes payable to related parties bear no interest.

Note 11 – Related Party Transactions (Restated)

During 2012, the Company issued notes payable to a shareholder in the aggregate amount of $125,000 in exchange for the shareholder’s original investment in PVM common stock. The notes bear no interest and are due on demand. As of December 31, 2012, the outstanding balance on the notes was $94,000 and as of December 31, 2013, the notes were paid in full.

On January 1, 2012, the Company issued a note payable to PVMI which is 100% owned by the founder of the Company in the amount of $1,000,000 along with the issuance of 2,000,000 shares of the Company’s common stock for 100% of PVMI Named Subsidiaries and for the exclusive use of patents related to PVMI’s dispensing systems. The note was secured with 1,000,000 shares of the Company’s common stock. The note was due on demand and bore interest at 10% of the outstanding balance beginning January 1, 2013. The balance at December 31, 2012 was $775,038 and as of December 31, 2013, the note was paid in full.

The Company utilizes Vincent Chase Inc., which is 100% owned by the founder of the Company for management advisory and consulting services. During the years ended December 31, 2013 and 2012, the Company incurred fees of $262,500 and $230,706, respectively, for these services.

During 2013, the Company issued two promissory notes payable to Vincent Chase Inc., on September 20, 2013 in the amount of $150,000 and on October 28, 2013 in the amount of $100,000. At December 31, 2013 the outstanding amount for the combined notes was $111,794.

The Company utilizes Kind Clinics, LLC, which is 100% owned by the Chief Executive Officer of the Company for management advisory and consulting services. During the year ended December 31, 2012, the Company incurred $113,613 in fees for these services.

For the year ending December 31, 2013, the Company paid salary to Dr. Bruce Bedrick, the Chief Executive Officer in the gross amount of $133,991. In addition, during 2013 the Company paid to Dr. Bedrick various expense reimbursements related to Company construction projects in Arizona in the amount of $98,519 and advances on investments in Bio-tech in the amount of $24,000.

For the year ended December 31, 2012 the Company utilized AVT, Inc., for the procurement, manufacture and assembly of its dispensary units. During 2012, the Company incurred approximately $480,000 and $510,000 in manufacturing costs. In addition, the Company’s existing inventory of dispensary units was held at AVT, Inc.’s manufacturing facility in Corona, California on behalf of the Company. The Company believes that its transactions with AVT, Inc. during 2012 were completed on an arms-length basis.

Related parties contributed $810,000 and $561,000 in 2013 and 2012, respectively, to provide funding for growth for the Company. (Restated)

Note 12 – Stockholder’s Equity

Preferred Stock

In November 2011, the Company issued 6,000,000 shares of its Series A convertible preferred stock, par value $0.001 per share, to the founder and a shareholder of the Company. Each share of preferred stock can be converted into five shares of common stock. In October 2012, 3,000,000 shares of preferred stock were returned to the Company by the shareholder and reissued to the founder. In January 2013, the founder returned to the Company the 3,000,000 shares of Preferred stock and they were immediately cancelled.

Common Stock

During 2013, the Company issued 1,079,303 shares of common stock at an average price $5.35, resulting in net cash proceeds of $4,486,541. In addition, during 2013, the Company had non-cash additions to equity from the issuances of warrants and common stock in connection with the VII acquisition of $1,285,553.

On December 18, 2013 the Company declared a two-for-one (2:1) forward stock split on its outstanding common stock, effectuated in the form of a common stock dividend. The stock dividend, aggregating in 14,762,875 common shares, was issued on and announced by the Financial Industry Regulatory Authority (FINRA) on February 3, 2014 . Accordingly, the Company’s consolidated financial statements have been retroactively stated to reflect the 2:1 forward stock split.

Note13 – Income Taxes (Restated)

The Company accounts for income taxes under FASB ASC 740-10, which requires use of the liability method. FASB ASC 740-10-25 provides that deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences.

Deferred income taxes are provided for temporary differences arising from using the straight-line depreciation method for financial statement purposes and accelerated methods of depreciation for income taxes, including differences between book and tax for amortizing organization expenses. In addition, deferred income taxes are recognized for certain expense accruals, allowances and net operating loss carry forwards available to offset future taxable income, net of valuation allowances for potential expiration and other contingencies that could impact the Company’s ability to recognize the benefit.

The Company is required to file federal and state income tax returns. Various taxing authorities may periodically audit the Company’s income tax returns. These audits would include questions regarding the Company’s tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions.

The Company is in the process of an examination by the Internal Revenue Service of the year ended December 31, 2011, and this tax year is still open.

Management has performed its evaluation of all other income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the “more likely than not” standard. Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax provisions in the accompanying financial statements.

From time to time, the Company may be subject to interest and penalties assessed by various taxing authorities. These amounts have historically been insignificant and are classified as other expenses when they occur.

Deferred tax assets and liabilities result from temporary differences in the recognition of income and expense for tax and financial reporting purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows at December 31:

	2013	2012
Deferred tax assets
NOL carryforwards	$2,377,000	$753,000
Valuation allowance	(2,377,000)	(753,000)

Net	$—	$—

A valuation allowance has been recorded against the realizability of the net deferred tax asset such that no value is recorded for the asset in the accompanying financial statements. The valuation allowance increased $1,624,000 between the year ended December 31, 2013 and 2012.

The Company has net operating loss carryforwards available for federal and state tax purposes of approximately $5,550,000, at December 31, 2013, which expire in varying amounts through 2033.

For the years ended December 31, 2013 and 2012, a reconciliation of the statutory rate and effective rate for the provisions for income taxes consists of the following:

	2013	2012
Federal Tax statutory rate	34.00%	34.00%
State tax statutory rate	8.84%	8.84%
Valuation allowance	(42.84)%	(42.84)

Effective rate	0.00%	0.00%

Note14 – Commitments and Contingencies

The Company may rent property, equipment, transportation equipment, and various clinics on an as needed basis.

On August 1, 2011, the Company entered into a lease agreement for office space located in West Hollywood, California through June 30, 2017 at a monthly rate of $14,397.

In addition, the Company leases office facilities located at West Hills, California and Scottsdale, Arizona from unrelated third parties at a monthly rate of $1,300 and $1,420. The West Hills lease is on a month to month basis. The Arizona lease is a non-auto renewing lease with the most current agreement covering the period from November 1, 2013 to April 30, 2014. In March 2014, a new lease agreement was signed for six months commencing May 1, 2014.

At December 17, 2013 the Company’s subsidiary VII entered in to an agreement for a 1 year non-cancelable lease in Deerfield Beach, Florida. The lease starts on January 1, 2014 at a monthly rate of $1,981, after December 31, 2014 the lease will be on a month to month basis.

The Company rents virtual offices/meeting spaces in Tokyo, London and New York on a month to month basis for approximate $330 per month. The payment is charged to rent expense as incurred.

Total rent expense under operating leases for December 31, 2013 and 2012 was $142,200 and $124,727, respectively.

The minimum future lease payments under non-cancelable operating leases with remaining term in excess of one year at December 31, 2013 were as follows:

Year Ending	Amount
2014	196,531
2015	172,759
2016	172,759
2017	86,379

Total	$628,428

Note 15 – Restatement

On December 30, 2014, Medbox, Inc. (the “Registrant”) filed with the Securities and Exchange Commission a Current Report on Form 8-K (the “Original 8-K”) disclosing its determination to (i) amend and restate its financial statements for the year ended December 31, 2013, the third and fourth quarters of 2013 and the first three quarters of 2014 and (ii) to examine the Company’s financial statements for the fiscal year 2012 and the first two quarters of 2013 and, if necessary, to restate those also. Thereafter, management, together with its professional advisor, undertook a comprehensive review of revenue recognition for all periods from 2012 to the present.

As a result of certain errors described below, discovered in connection with such comprehensive review, the Audit Committee, upon management’s recommendation, concluded on March 6, 2015 that, in addition to the restatements announced in the Original 8-K, the consolidated financial statements for the year ended December 31, 2012, and the quarterly information for the first two quarters of the 2013 fiscal year, should no longer be relied upon and will be restated to correct the errors. Therefore, all earnings press releases and similar prior communications issued by the Company as well as other prior statements made by or on behalf of the Company relating to financial reporting or results for those periods should not be relied upon.

Management and the outside professional advisor have completed the review of revenue recognition for the years 2012, 2013 and 2014. Conclusions from the review include:

1)	Revenue on some contracts with customers was recognized before all required criteria were met, resulting in an overstatement of revenue in the amount of approximately $2,352,000, and $853,000 for the years 2013 and 2012, respectively;

2)	Certain transactions with related parties in the amount of $810,000 and for $561,000 during the years 2013 and 2012, respectively, were improperly recorded as revenue instead of capital contributions; and,

3)	Certain inventory costs in 2013 were improperly capitalized resulting in an understatement of cost of sales. Cost of approximately $276,000, previously reported in inventory will be recorded as cost of sales in the statement of operations. These are costs to seek licenses and locations that should have been recorded as expense prior to executing a contract with a customer, obtaining a license and closing on real estate to operate a dispensary or cultivation center.

4)	Revenue on certain contracts with customers was overstated by $360,000 due to recognition of revenue too early on sale of dispensary and a related settlement. In the restated financial statements the revenue is recognized in 2014 instead of 2013.

The combined impacts of all adjustments to the applicable line items in our audited consolidated financial statements for the periods covered by this Form 10A are provided in the tables below.

Financial Statement Presentation. In addition to the restatement of our consolidated financial statements, we have also restated the following items to reflect certain changes noted above.

•	Note 1 – Summary of Significant Accounting Policies

•	Note 5 – Inventories

•	Note 8 – Accounts and Notes Receivable

•	Note 9 – Marketable Securities and Customer Deposits

•	Note 11 – Related Parties

•	Note 13 – Income Taxes

MEDBOX, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013

Assets	As originally presented	Impact of 2012 restatement	Early Recognition of Revenue	Related parties	Inventory Costs	December 31, 2013 Restated
Current assets:
Cash and cash equivalents	$168,003					$168,003
Marketable securities	184,800					184,800
Accounts receivable	1,864,506	(1,010,000)	(514,771)			339,735
Note receivable	115,000					115,000
Inventory	1,269,454		(360,000)		(276,468)	632,986
Prepaid expenses and other current assets	89,241					89,241

Total current assets	3,691,004					1,529,765

Property and equipment, net of accumulated depreciation of $50,193	140,658					169,128

Investments, at cost	1,200,000					1,200,000
Intangible assets, net of accumulated amortization of $32,750	682,429					653,959
Goodwill	1,090,037					1,090,037
Deposits and other assets	98,726					98,726

Total assets	$6,902,854					$4,741,615

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$598,314		(150,000)			$448,314
Deferred revenue	—	(208,250)	891,871			683,621
Notes payable	75,000					75,000
Related party notes payable	111,794					111,794
Customer deposits	203,186	51,000	531,675			785,861
Current portion of long-term debt	—					—

Total current liabilities	988,294					$2,104,590

Long term-debt, less current portion	—					—

Total liabilities	988,294					2,104,590

Stockholders’ equity
Preferred stock, $0.001 par value: 10,000,000 authorized; 3,000,000 and 6,000,000 issued and outstanding as of December 31, 2013 and December 31, 2012, respectively	3,000					3,000
Common stock, $0.001 par value: 100,000,000 authorized, 29,525,750 and 27,367,144 issued and outstanding as of December 31, 2013 and December 31, 2012, respectively	29,526					29,526
Additional paid-in capital	6,785,358	561,000		810,000		8,156,358
Common stock subscribed	(15,000)					(15,000)
Accumulated deficit	(888,324)	(1,413,750)	(1,788,317)	(810,000)	(636,468)	(5,536,859)

Total stockholders’ equity	5,914,560					2,637,025

Total liabilities and stockholders’ equity	$6,902,854					$4,741,615

MEDBOX, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

	As originally presented	Early Recognition of Revenue	Related parties	Inventory Costs	December 31, 2013 Restated
Revenues, net	$5,223,775	(2,351,692)	(810,000)		$2,062,083

Cost of revenues	2,587,656	349,561		(276,468)	2,660,749

Gross margin	2,636,119				(598,666)

Operating expenses
Selling and marketing	664,383				664,383
Research and development	74,861				74,861
General and administrative	2,456,435				2,456,435

Total operating expenses	3,195,679				3,195,679

Loss from operations	(559,560)				(3,794,345)

Other income (expense), net	6,905				6,905

Loss before provision for income taxes	(552,655)				(3,787,440)

Provision for income taxes	4,000				4,000

Net loss	$(556,655)				$(3,791,440)

Earnings per share attributable to common stockholders

Basic	$(0.02)				$(0.13)

Diluted	$(0.01)				$(0.13)

Weighted average shares outstanding
Basic	28,971,983				28,971,983

Diluted	44,506,230				28,971,983

MEDBOX, INC.

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2012

Assets	As originally presented	Early Recognition of Revenue	Related parties	December 31, 2012 Restated
Current assets:
Cash and cash equivalents	$1,026,902			$1,026,902
Accounts receivable	2,052,000	(1,010,000)		1,042,000
Inventory	416,254			416,254

Total current assets	3,495,156			2,485,156

Property and equipment, net of accumulated depreciation of $43,491	51,018			51,018
Deposits and other assets	4,850			4,850

Total assets	$3,551,024			$2,541,024

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$265,737			$265,737
Deferred revenue	1,608,280	(208,250)		1,400,030
Notes payable	50,000			50,000
Related party notes payable	869,038			869,038
Customer deposits	—	51,000		51,000
Current portion of long-term debt	16,428			16,428

Total current liabilities	2,809,483			$2,652,233

Long term-debt, less current portion	42,420			42,420

Total liabilities	2,851,903			2,694,653

Stockholders’ equity
Preferred stock, $0.001 par value: 10,000,000 authorized; 3,000,000 and 6,000,000 issued and outstanding as of December 31, 2013 and December 31, 2012, respectively	6,000			6,000
Common stock, $0.001 par value: 100,000,000 authorized, 29,525,750 and 27,367,144 issued and outstanding as of December 31, 2013 and December 31, 2012, respectively	27,367			27,367
Additional paid-in capital	1,150,673		561,000	1,711,673
Common stock subscribed	(153,250)			(153,250)
Accumulated deficit	(331,669)	(852,750)	(561,000)	(1,745,419)

Total stockholders’ equity	699,121			(153,629)

Total liabilities and stockholders’ equity	$3,551,024			$2,541,024

MEDBOX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012

	As originally presented	Early Recognition of Revenue	Related parties	December 31, 2012 Restated
Revenues, net	$2,590,579	(852,750)	(561,000)	$1,176,829

Cost of revenues	1,051,135			1,051,135

Gross margin	1,539,444			125,694
Selling, general and administrative expenses

Selling and marketing	806,221			806,221
Research and development	176,964			176,964
General and administrative	895,798			895,798

Total selling, general and administrative expenses	1,878,983			1,878,983

Loss from operations	(339,539)			(1,753,289)

Other income (expense), net	(4,948)			(4,948)

Loss before provision for income taxes	(344,487)			(1,758,237)

Provision for income taxes	0			0

Net loss	(344,487)			(1,758,237)

Earnings per share attributable to common stockholders
Basic	$(0.01)			$(0.07)

Diluted	$(0.01)			$(0.07)

Weighted average shares outstanding
Basic	25,119,175			25,119,175

Diluted	55,119,175			25,119,175

Note 16 – Subsequent Events

In January and February 2014 the Company sold 485,830 shares of common stock at a price of $5.00 per share raising net proceeds of approximately $2,400,000.

The Company’s inventory at December 31, 2013 includes the capitalized costs acquired by the Company during developing of new markets. These costs are charged to cost of revenues after finalizing work on the consulting agreements for specific market by allocation total capitalized costs to the number of clients in the specific market. In late January 2014 the announcement for awarding licenses for dispensaries in Massachusetts was issued and the Company was unsuccessful obtaining any license in that state. As a result, the acquired costs accumulated for developing the market of Massachusetts will be charged to cost of revenues in January 2014 in the amount of $259,657.

In February 2014 the Company issued notes payable to PVMI which is 100% owned by the founder of the Company in the amount of $250,000 and $100,000. These notes were substantially repaid and as of March 28, 2014 the outstanding balance was $16,574.

The Company retained Vincent Chase Inc. for 2014 for management advisory and consulting services for the monthly compensation of $12,500.

On December 18, 2013 the Company declared a two-for-one (2:1) forward stock split, effectuated in the form of a common stock dividend on each share of its outstanding common stock. The stock dividend was issued on February 3, 2014 in the amount of 14,762,875 common shares.

On February 26, 2013, the Company entered into a Stock Purchase Agreement and Technology Licensing Agreement to acquire 25% or 833,333 shares of Bio-Tech in exchange for $1,500,000 and 700,000 shares of the Company’s common stock. On February 27, 2014 the Company signed a settlement agreement with Bio-Tech. According to the agreement, the Company maintained full license rights on the Bio-Tech technology for the term of five years with no additional monies due from the Company. All stock transfers between the companies were canceled and rescinded.

The Company has elected J. Mitchell Lowe, co-founder of Netflix and former Redbox president, to its Board of Directors, effective March 3, 2014. Mr. Lowe is the first Independent Director of the Company.

VAPOR SYSTEMS INTERNATIONAL, LLC

REPORT AND FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

Vapor Systems International, LLC

Boca Raton, FL

We have audited the accompanying balance sheets of Vapor Systems International, LLC (a Florida corporation) as of December 31, 2012 and 2011, and the related statements of operations, members’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vapor Systems International, LLC as of December 31, 2012 and 2011, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred an operating loss and has an accumulated deficit. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Q Accountancy Corporation

/s/ Q Accountancy

Irvine, California

October 18, 2013

VAPOR SYSTEMS INTERNATIONAL, LLC

BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$83	$36,099
Accounts receivable, net of allowance for doubtful accounts of $-0- and $-0-, respectively	4,307	4,800
Inventory	294,896	—

Total current assets	299,286	40,899
Property and equipment, net of accumulated depreciation of $24,590 and $8,197, respectively	36,156	73,768
Intangible assets, net of accumulated amortization of $67,648 and $32,353, respectively	399,099	635,478

Total assets	$734,541	$750,145

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$467,807	$8,115
Accrued liabilities	151,118	29,265
Distributor deposits	59,548	165,226
Related party payables, current	423,204	351,181

Total current liabilities	1,101,677	553,787
Note payable	175,000	—
Related party payable, non-current	—	300,000
Commitments and contingencies	—	—
Members’ equity (deficit):	1,155,000	840,000
Members’ capital	(1,697,136)	(943,642)
Accumulated deficit

Total member’s equity (deficit)	(542,136)	(103,642)

Total liabilities and members’ equity (deficit)	$734,541	$750,145

The accompanying notes are an integral part of these financial statements.

VAPOR SYSTEMS INTERNATIONAL, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012

	2012	2011
Sales	$1,162,199	$128,896
Cost of goods sold	906,832	87,681

Gross margin	255,367	41,215
Operating expenses:	326,377	529,542
General and administrative	155,783	333,269
Sales and marketing	148,731	81,496

Payroll and related expenses	51,688	40,550
Depreciation and amortization	284,775	—
Impairment of long lived assets

Total operating expenses	967,354	984,857

Loss from operations	(711,987)
Other income (expense):	(40,435)	(943,642)
Interest expense	(1,072)	—
Other expense		—

Total other income (expense)	(41,507)	—

Loss before provision for income taxes	(753,494)	(943,642)
Provision for income taxes	—	—

Net loss	$(753,494)	$(943,642)

The accompanying notes are an integral part of these financial statements.

VAPOR SYSTEMS INTERNATIONAL, LLC

STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012

	Members’ Capital	Accumulated Deficit	Total Members’ Equity (Deficit)
Balance, January 1, 2011	$—	$—	$—
Capital contributions	840,000	—	840,000
Net loss		(943,642)	(943,642)

Balance, December 31, 2011	840,000	(943,642)	(103,642)
Capital contributions	315,000	—	315,000
Net loss	—	(753,494)	(753,494)

Balance, December 31, 2012	$1,155,000	$(1,697,136)	$(542,136)

The accompanying notes are an integral part of these financial statements.

VAPOR SYSTEMS INTERNATIONAL, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Cash flows from operating activities:
Net loss	$(753,494)	$(943,642)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	51,688	40,550
Impairment of long lived assets	284,775	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	493	(4,800)
(Increase) in inventory	(294,896)	—
Increase in accounts payable	459,692	8,115
Increase in accrued liabilities	121,853	29,265
Increase (decrease) in distributor deposits	(105,678)	165,226

Net cash used in operating activities	(235,567)	(705,286)
Cash flows from investing activities:
Purchase of property and equipment	(13,556)	(81,965)
Capitalized cost of intangibles	(48,916)	(67,831)

Net cash used in investing activities	(62,472)	(149,796)
Cash flows from financing activities:
Increase (decrease) in related party payables	(102,977)	51,181
Proceeds from the issuance of note payable	175,000	—
Capital contributions	190,000	840,000

Net cash provided by financing activities	262,023	891,181
Net increase (decrease) in cash and cash equivalents	(36,016)	36,099
Cash and cash equivalents, beginning of year	36,099	—

Cash and cash equivalents, end of year	$83	$36,099

Supplemental disclosure of cash flow information
Cash paid for :Interest	$40,435	$—

Income taxes	$—	$—

Non-cash transactions:
Acquisition of intangibles for related party note	$—	$600,000

Related party note reduction for impairment	$250,000	$—

Capital contribution for related party payable	$125,000	$—

VAPOR SYSTEMS INTERNATIONAL, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1. BUSINESS AND ORGANIZATION

Vapor Systems International, LLC (the Company) was formed as a limited liability company in the State of Florida in 2011. The company manufactures vaporizers for the use with herbal, plant and medicinal products to provide a healthier smoke-free and high-quality, vapor release of the products active ingredients.

The Company sells its vaporizers online and through various distributions throughout the United States.

2. GOING CONCERN

As shown in the accompanying financial statements, the Company has an accumulated deficit of ($1,697,136) since inception through December 31, 2012, and has a working capital deficit of ($802,391) as of December 31, 2012. The Company’s present revenues are insufficient to meet operating expenses. Additional debt and equity financing will be required by the Company to fund its activities and to support operations. However, there is no assurance that the Company will be able to develop profitable operations. Management has devoted substantially all of its efforts to develop its existing products line. These factors, among others, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual amounts could materially differ from those estimates.

Concentrations of Credit Risk

The Company currently maintains substantially all of its day-to-day operating cash with a major financial institution. At times, cash balances maybe in excess of the amounts insured by the Federal Deposit Insurance Corporation (FDIC). Management believes the financial risk associated with these balances is minimal and has not experienced any losses to date.

For the year ended December 31, 2011, one (1) customer accounted for 100% of the company’s outstanding receivables.

Cash and Cash Equivalents

For purposes of the balance sheets and statements of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company is subject to credit risk as it extends credit to its customers, some of whom are outside the United States. The Company extends credit to its customers, mostly on an unsecured basis after performing certain credit analysis. The Company’s domestic terms are net 30 days.

Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable.

Inventory

Inventory is valued at the lower of cost or market, using the first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the year. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from three to thirty-nine years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the related lease term.

Intangible Assets

Intangible assets are carried at cost and consist of trademarks and patents. Amortization is provided on the straight-line basis over the estimated useful lives of the respective assets, ranging from ten to seventeen years.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived and intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. During the year ended December 31, 2012, the Company recorded an impairment loss on its long-lived assets in the amount of $284,775 as discussed in Notes 6 and 7.

Revenue Recognition

The Company sells product through two principal channels: 1) through distributors and dealers; and 2) directly to consumers. Revenue is recognized when title and risk of loss passes, which can be on the date of shipment or the date of the receipt by customer, prices are fixed and determinable, and collectability is reasonable assured. Payment terms vary by customer but are typically less than 60 days. Occasionally products are returned and accordingly, the Company maintains an estimated sales return that is recorded as a reduction in revenue. Product returns were not significant for the years ended December 31, 2012 and 2011.

Income Taxes

Federal and state income taxes are not payable by the Company (an LLC). Members are taxed individually on their respective share of Company earnings, allocated in accordance with the terms of the operating agreement. Accordingly, no provision, for federal or state income taxes has been included in these financial statements.

The LLC applies ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the years ended December 31, 2012 and 2011, the LLC has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The LLC recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. The LLC is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Comprehensive Income (Loss)

The Company reports and displays its components of comprehensive income or loss in its financial statements with the same prominence as other financial statement amounts. For the years ended December 31, 2012 and 2011, the Company had no other components of comprehensive loss of other than its net loss as reported on the statement of operations.

Shipping and Handling Costs

The company classifies freight billed to customers as sales revenue and the related freight costs as cost of sales.

Advertising and Promotion

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising and promotion costs were $64,092 and $33,504 for the years ended December 31, 2012 and 2011, respectively.

Research, Development and Engineering Expenses

Research and development costs are charged to expense as incurred. Costs include expenditures for new product and manufacturing processes innovation and improvements to existing products and processes. Costs primarily consist of salaries, wages, consulting and depreciation and maintenance of research facilities and equipment.

Warranty Obligation

The Company offers a one (1) year warranty on its products. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount of the reserve recorded is equal to the net costs to repair or otherwise satisfy the claim. The Company includes the warranty obligation in accrued liabilities on the Company’s balance sheets.

Fair Value of Financial Instruments

In addition to the financial instruments listed above, the Company’s financial instruments also include cash and cash equivalents, accounts receivable, inventory, accounts payable and accrued expenses. The fair values of these instruments approximated the carrying values as of December 31, 2012 and 2011 due to their short term nature.

Recent Accounting Pronouncements

In December 2011 and January 2013, the FASB issued new accounting guidance related to disclosures on offsetting assets and liabilities on the balance sheet. This newly issued accounting standard requires and entity to disclose both gross and net information about instruments and transactions eligible for offset in the balance sheet as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. Since the accounting guidance only impacts disclosure requirements, its adoption will not have a material impact on the Company’s financial statements.

In July 2012, the FASB updated the accounting guidance related to annual and interim indefinite-lived intangible asset impairment testing. The updated accounting guidance allows entities to first assess qualitative factors before performing a quantitative assessment of the fair value of indefinite-lived intangible assets. If it is determined on the basis of qualitative factors that the fair value of indefinite-lived intangible assets is more likely than not less than the carrying amount, the existing quantitative impairment test is required. Otherwise, no further impairment testing is required. The Company does not expect adoption to have a material impact on the Company’s financial statements.

There were various accounting updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the Company’s financial position, results of operations or cash flows.

4. ASSET ACQUISITION

In February 2011, we entered into an Asset Purchase and Sale Agreement with Vaporfection Vaporizers, Inc. and its founder (collectively, the sellers) to acquire certain intellectual property, including related trademarks and patents, for $600,000 through the issuance of a note payable in the amount of $450,000, member equity interest in the $62,500, and cash of $87,500. In connection with the agreement, we also entered into an Employment Agreement with the founder for a four-year term with compensation in the amount of $150,000 per annum. In addition, the founder (employee) will receive a royalty on the first 10,000 units sold during each year of the employment term in the varying amount of $5.00 – $20.00 per unit, and a 10% net profit royalty of any new product(s) developed during the employment term. The company maintains the right to extend the Employment Agreement for successive one (1) year terms following the initial employment period.

5. INVENTORY

Inventory consisted of the following as of December 31, 2012 and 2011:

	2012	2011
Raw materials and components	$123,726	$—
Finished goods	171,170	—

Inventory, net	$294,896	$—

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2012 and 2011:

	2012	2011
Furniture, fixtures and office equipment	$21,581	$21,581
Web development	39,165	60,384
	60,746	81,965

Less: accumulated depreciation	(24,590)	(8,197)

Property and equipment, net	$36,156	$73,768

Depreciation expense was $16,393 and $8,197, respectively, for the years ended December 31, 2012 and 2011. During the year ended December 31, 2012, the Company determined that certain capitalized web development costs were no longer viable and impaired those identified costs in the amount of $34,775.

7. INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31, 2012 and 2011:

	2012	2011
Trademarks and patents	$466,747	$667,831

Less: accumulated amortization	466,747	667,831
	(67,648)	(32,353)

Intangible assets, net	$399,099	$635,478

Amortization expense was $35,295 and $32,353, respectively, for the years ended December 31, 2012 and 2011. During the year ended December 31, 2012, the Company determined that certain trademarks and patents acquired in the prior year were not expected to be utilized and therefore recorded an impairment of $250,000 associated with those costs.

Future amortization expense is as follows:

Years Ending December 31,

2013	$29,172
2014	29,172
2015	29,172
2016	29,172
Thereafter	282,411

$399,099

8. COMMITMENTS AND CONTINGENCIES

Litigation and Claims

The Company is subject to certain outside claims and litigation arising in the ordinary course of business. In the opinion of the Company’s management, based on consultation with legal counsel, the outcome of such matters are not expected to have a material effect on the Company’s financial position or results of operations.

9. RELATED PARTY TRANSACTIONS

Periodically throughout the year, the Company receives advances from its managing member that is used for working capital purposes. These advances are non-interest bearing and are to be repaid as cash becomes available. The outstanding balances of advances as of December 31, 2012 and 2011 were $76,180 and $223,204, respectively. In addition, the Company management fees in the amounts of $257,600 and $299,000 for the years ended December 31, 2012 and 2011, respectively.

The Company issued a note payable to a member for the purchase of assets in the amount of $450,000 as described in Notes 4 and 10. In connection with the impairment of the trademarks and patents as discussed in Note 7, the note payable to the member was reduced by $250,000. The outstanding balance on the note as of December 31, 2012 and 2011 was $175,000 and $450,000, respectively.

In addition, the Company accrued $25,000 in royalty to the member for the assets purchased in Note 4 as of December 31, 2012.

10. NOTES PAYABLE

As described in Note 4, in February 2011 the Company issued a note payable in the amount of $450,000 to the founder of Vaporfection Vaporizers, Inc. for the acquisition of certain trademarks, patents and other intellectual property. In addition, the founder became an employee and member of the Company. Pursuant to the acquisition agreement, the note bears no interest and is payable in annual installments of $150,000 on January 1st of each succeeding year through 2014.

In June 2012, the Company entered into financing agreement with an unrelated third party in the amount of $175,000. Per the terms of the agreement, the note is payable in monthly installments of $2,625 and bears interest at the rate of 18% per annum. In October 2012, the company defaulted on the note and began negotiations to reach an agreement for payment with the note holder. As of December 31, 2012, the outstanding balance plus accrued interest on the note was $188,710. On January 2, 2013 the company entered into a Forbearance Agreement with the note holder, whereby the note’s interest rate will be reduced to 15% per annum and payment in full including interest will be made by the company within one (1) year from the date of the agreement.

Following is the maturities of the outstanding notes payable as of December 31st:

Years Ending December 31,

2013	$175,000
2014	175,000

350,000
Less: current portion	(175,000)

Long-term note payable	$175,000

11. SUBSEQUENT EVENTS

In January 2013, the Company entered into a Forbearance Agreement with an unrelated third party for payment on its outstanding note payable in the amount of $188,710 as described in Note 10.

In February 2013, the Company entered into an operating lease agreement for its office facilities. Per the terms of the agreement, rent is payable in the amount of $1,800 per month. The agreement is for an initial term of three (3) months that is automatically renewed for the same duration until terminated by either party in accordance with the agreement.

In March 2013, the Company entered into an agreement whereby the Company would effect a statutory merger with a newly formed entity, Vaporfection International, Inc. (a Florida Corporation) (VII), and transfer substantially all of its assets and certain liabilities to VII and exchange all of its outstanding members interests for 100% of the outstanding common stock of VII.

In connection with the merger, VII entered into an agreement to sell 100% of its outstanding common stock in exchange for 260,854 warrants of Medbox, Inc with the right to purchase Medbox common stock beginning in April 2014.

In June 2013, the company’s successor, VII, entered into an agreement with its primary manufacturer of its products for payment of its outstanding accounts payable with the manufacturer in the amount of approximately $291,000.